U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

☒ Form 10-K and Form 10-KSB      ☐ Form 20-F      ☐ Form 11-K      ☐ Form 10-Q and Form 10-QSB      ☐ Form N-SAR

For Period Ended: December 31, 2003

☐     Transition Report on Form 10-K
☐     Transition Report on Form 20-F
☐     Transition Report on Form 11-K
☐     Transition Report on Form 10-Q
☐     Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:.

Part I — Registrant Information

aaiPharma Inc. Full Name of Registrant

Former Name if Applicable

2320 Scientific Park Drive Address of Principal Executive Office (street and number)

Wilmington, North Carolina 28405 City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

     On March 1, 2004, the Registrant’s Board of Directors issued a press release announcing the appointment of an independent committee of the Board of Directors to conduct an inquiry with respect to unusual sales in the Registrant’s Brethine® and DarvocetTM product lines during the second half of 2003. As indicated in that press release, the matters that are the subject of this inquiry may, depending on the results of the inquiry, require an adjustment to the Registrant’s previously announced 2003 financial results. The inquiry of the independent committee is proceeding, and until that inquiry has concluded, the Registrant is unable to file the annual report on Form 10-K for the year ended December 31, 2003.

Part IV — Other Information

     (1)  Name and telephone number of person to contact in regard to this notification:

William L. Ginna, Jr.	(910)	254-7000

(Name)	(Area Code)	(Telephone Number)

     (2)  Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes      ☐ No

     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes      ☐ No

     On February 5, 2004, the Registrant issued a press release announcing its 2003 financial results. That press release indicated that the Registrant’s net revenues for 2003 were $282.7 million, compared to net revenues of $230.5 million in 2002, and net income for 2003 of $34.3 million, compared to net income of $17.3 million in 2002. As indicated in Part III of this Notification, on March 1, 2004, the Registrant’s Board of Directors issued a press release announcing the appointment of an independent committee of the Board of Directors to conduct an inquiry with respect to unusual sales in the Registrant’s Brethine® and DarvocetTM product lines during the second half of 2003. As indicated in that press release, the matters that are the subject of this inquiry may, depending on the results of the inquiry, require an adjustment to these previously announced 2003 financial results.

aaiPharma Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 15, 2004	By:	aaiPharma Inc.

		By:	/s/ William L. Ginna, Jr.

William L. Ginna, Jr.,
Executive Vice President and
Chief Financial Officer

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